1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 6, 2008

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 6/6/2008	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	United Microelectronics Corporation Financial Statements With Report of Independent Accountants for the Three-Month Periods Ended March 31, 2008 And 2007

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Exhibit 99.1

United Microelectronics Corporation Financial Statements With Report of Independent Accountants for the Three-Month Periods Ended March 31, 2008 And 2007

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2008 AND 2007

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone:	886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation (the “Company”) as of March 31, 2008 and 2007, and the related statements of income and cash flows for the three-month periods ended March 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 4(8) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of March 31, 2008 and 2007 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment (loss) income amounting to NT$(45) million and NT$227 million for the three-month periods ended March 31, 2008 and 2007, respectively, and the related long-term investment balances of NT$4,255 million and NT$5,435 million as of March 31, 2008 and 2007, respectively, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity with requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standard, Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective January 1, 2008, the Company adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized share-based employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.

April 21, 2008

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

March 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

		As of March 31,
	Notes	2008	2007
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$29,634,661	$80,988,902
Financial assets at fair value through profit or loss, current	2, 4(2)	4,295,527	7,553,964
Held-to-maturity financial assets, current	2, 4(3)	—	200,000
Notes receivable	2	20,241	36,249
Accounts receivable, net	2, 4(4)	4,171,579	6,701,411
Accounts receivable - related parties, net	2, 5	8,584,934	6,113,205
Other receivables	2	357,993	798,635
Inventories, net	2, 4(5)	11,087,667	9,957,197
Prepaid expenses		664,452	990,721
Deferred income tax assets, current	2, 4(21)	1,241,035	2,088,459

Total current assets		60,058,089	115,428,743

Funds and investments
Available-for-sale financial assets, noncurrent	2, 4(6), 4(11)	33,295,218	43,359,493
Financial assets measured at cost, noncurrent	2, 4(7)	2,294,595	2,322,636
Long-term investments accounted for under the equity method	2, 4(8)	36,264,213	38,935,939
Prepayment for long-term investments		—	163,809

Total funds and investments		71,854,026	84,781,877

Property, plant and equipment	2, 4(9), 7
Land		1,132,576	1,132,576
Buildings		17,219,348	16,319,736
Machinery and equipment		424,527,935	400,298,576
Transportation equipment		72,809	74,387
Furniture and fixtures		2,911,264	2,469,833

Total cost		445,863,932	420,295,108
Less : Accumulated depreciation		(336,151,564)	(302,676,687)
Add : Construction in progress and prepayments		10,209,261	28,330,350

Property, plant and equipment, net		119,921,629	145,948,771

Intangible assets
Goodwill	2	3,745,122	3,745,122

Total intangible assets		3,745,122	3,745,122

Other assets
Deferred charges	2	1,304,861	1,545,583
Deferred income tax assets, noncurrent	2, 4(21)	3,404,467	3,772,985
Other assets - others	2, 4(10), 6	1,890,408	2,023,140

Total other assets		6,599,736	7,341,708

Total assets		$262,178,602	$357,246,221

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(12)	$456,600	$—
Financial liabilities at fair value through profit or loss, current	2, 3, 4(13)	170,638	1,003,561
Accounts payable		4,498,952	4,653,399
Income tax payable	2	1,144,791	2,096,472
Accrued expenses		6,995,801	6,336,628
Payable on equipment		2,858,960	8,912,224
Current portion of long-term liabilities	2, 4(14)	10,499,910	17,833,831
Other current liabilities	2, 3, 4(19)	297,140	971,865

Total current liabilities		26,922,792	41,807,980

Long-term liabilities
Bonds payable	2, 4(14)	7,495,575	17,993,317

Total long-term liabilities		7,495,575	17,993,317

Other liabilities
Accrued pension liabilities	2, 4(15)	3,188,878	3,107,671
Deposits-in		13,380	14,568
Other liabilities - others	2	396,744	490,283

Total other liabilities		3,599,002	3,612,522

Total liabilities		38,017,369	63,413,819

Capital	2, 4(16), 4(17)
Common stock		132,144,949	191,442,517
Additional Paid-in Capital	2, 4(16)
Premiums		59,435,560	61,138,863
Treasury stock transactions		274	8,938
Change in equities of long-term investments		6,714,826	6,632,428
Retained earnings	4(16), 4(19)
Legal reserve		18,476,942	16,699,508
Special reserve		824,922	322,150
Unappropriate earnings		12,555,055	19,233,025
Adjustment items in stockholders’ equity	2, 4(6)
Cumulative translation adjustment		(4,527,769)	234,304
Unrealized gain or loss on financial assets		13,539,721	27,515,333
Treasury stock	2, 4(8), 4(16), 4(18)	(15,003,247)	(29,394,664)

Total stockholders’ equity		224,161,233	293,832,402

Total liabilities and stockholders’ equity		$262,178,602	$357,246,221

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the three-month period ended March 31,
	Notes	2008		2007
Operating revenues	2, 5
Sales revenues		$23,810,766		$22,439,100
Less : Sales returns and discounts		(507,820)		(64,514)

Net sales		23,302,946		22,374,586
Other operating revenues		699,965		650,645

Net operating revenues		24,002,911		23,025,231

Operating costs	2, 3, 4(20)
Cost of goods sold		(20,134,261)		(18,940,565)
Other operating costs		(311,281)		(428,372)

Operating costs		(20,445,542)		(19,368,937)

Gross profit		3,557,369		3,656,294
Unrealized intercompany profit	2	(66,858)		(85,883)
Realized intercompany profit	2	85,543		105,892

Gross profit-net		3,576,054		3,676,303

Operating expenses	2, 3, 4(20)
Sales and marketing expenses		(716,099)		(650,389)
General and administrative expenses		(635,420)		(677,850)
Research and development expenses	2	(2,034,234)		(2,329,555)

Subtotal		(3,385,753)		(3,657,794)

Operating income		190,301		18,509

Non-operating income
Interest revenue		149,094		352,170
Investment gain accounted for under the equity method, net	2, 4(8)	—		696,546
Gain on disposal of property, plant and equipment	2	5,842		12,197
Gain on disposal of investments	2	652,192		1,624,124
Exchange gain, net	2	—		16,543
Gain on recovery of market value of inventories	2	51,104		—
Gain on valuation of financial assets	2	51,019		—
Gain on valuation of financial liabilities	2, 4(13)	140,943		—
Other income		135,236		152,723

Subtotal		1,185,430		2,854,303

Non-operating expenses
Interest expense	2, 4(9)	(32,966)		(92,258)
Investment loss accounted for under the equity method, net	2, 4(8)	(319,298)		—
Loss on disposal of property, plant and equipment	2	(1,700)		—
Loss on exchange	2	(718,088)		—
Loss on decline in market value and obsolescence of inventories	2	—		(398,673)
Financial expenses		(15,115)		(17,390)
Impairment loss	2, 4(11)	(10,014)		—
Loss on valuation of financial assets	2	—		(587,623)
Loss on valuation of financial liabilities	2	—		(25,373)
Other losses		(17,828)		(14,169)

Subtotal		(1,115,009)		(1,135,486)

Income from continuing operations before income tax		260,722		1,737,326
Income tax expense	2, 4(21)	(54,894)		(278,636)

Net income		$205,828		$1,458,690

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(22)
Net income		$0.02	$0.02	$0.10	$0.08

Earnings per share-diluted (NTD)	2, 4(22)
Net income		$0.01	$0.01	$0.10	$0.08

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(22)
Net income		$205,828		$1,458,690

Earnings per share-basic (NTD)		$0.02		$0.08

Earnings per share-diluted (NTD)		$0.01		$0.08

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$205,828	$1,458,690
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,227,891	8,868,624
Amortization	377,462	335,061
Bad debt expenses (reversal)	1,367	(1,378)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	(51,104)	398,673
Cash dividends received under the equity method	134,924	353,592
Investment (gain) loss accounted for under the equity method	319,298	(696,546)
Loss on valuation of financial assets and liabilities	(191,962)	612,996
Impairment loss	10,014	—
Gain on disposal of investments	(652,192)	(1,624,124)
Gain on disposal of property, plant and equipment	(4,142)	(12,197)
Exchange gain on financial assets and liabilities	(24,705)	(132)
Exchange (gain) loss on long-term liabilities	(177,917)	255,248
Amortization of bond discounts	6,205	22,842
Amortization of deferred income	(37,870)	(36,764)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	537,878	442,313
Notes and accounts receivable	680,892	(446,926)
Other receivables	50,235	(88,279)
Inventories	105,414	(206,049)
Prepaid expenses	(190,440)	(346,966)
Deferred income tax assets	(146,494)	200,578
Accounts payable	(215,059)	620,054
Accrued expenses	(467,827)	249,150
Other current liabilities	(57,175)	16,938
Capacity deposits	(4,447)	(652,400)
Accrued pension liabilities	19,078	20,896

Net cash provided by operating activities	9,455,152	9,743,894

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	—	(152,347)
Proceeds from disposal of available-for-sale financial assets	669,304	473,747
Acquisition of financial assets measured at cost	—	(37,310)
Proceeds from disposal of financial assets measured at cost	—	400
Acquisition of long-term investments accounted for under the equity method	(12,973)	(296,800)
Proceeds from disposal of long-term investments accounted for under the equity method	378	155,846
Proceeds from disposal of held-to-maturity financial assets	—	776,000
Prepayment for long-term investments	—	(163,809)
Acquisition of property, plant and equipment	(5,685,140)	(12,520,849)
Proceeds from disposal of property, plant and equipment	5,315	7,099
Increase in deferred charges	(340,164)	(488,652)
Decrease in other assets - others	1,258	374

Net cash used in investing activities	(5,362,022)	(12,246,301)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2008	2007
(continued)

Cash flows from financing activities:
Increase in short-term loans, net	$455,640	$—
Redemption of bonds	(12,216,623)	—
Exercise of employee stock options	—	187,493
Increase in deposits-in, net	(1,726)	117

Net cash provided by (used in) financing activities	(11,762,709)	187,610

Effect of exchange rate changes on cash and cash equivalents	(148,389)	(91,103)

Decrease in cash and cash equivalents	(7,817,968)	(2,405,900)
Cash and cash equivalents at beginning of period	37,452,629	83,394,802

Cash and cash equivalents at end of period	$29,634,661	$80,988,902

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid (refunded) for income tax	$(55,732)	$29,128

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$2,527,706	$11,331,306
Add: Payable at beginning of period	6,016,394	10,101,767
Less: Payable at end of period	(2,858,960)	(8,912,224)

Cash paid for acquisition of property, plant and equipment	$5,685,140	$12,520,849

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$190,415
Book value of available-for-sale financial assets delivered for exchange	—	(51,878)
Elimination of related balance sheet accounts	—	20,921

Recognition of gain on disposal of investments	$—	$159,458

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

March 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of March 31, 2008 and 2007 were 13,571 and 13,415, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standard, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as cumulative translation adjustment in stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of the Company’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the statements of income. Stock of listed companies, convertible bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at end of period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities on the balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS No. 34, “Financial Instrument: Recognition and Measurement”, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments. Cash dividends received during the year of change would be applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years and furniture and fixtures – 5 years.

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - the shorter of contract term or estimated economic life of the related technology; and software - 3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized upon bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to for the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for the Company’s pension liability is computed in accordance with ROC SFAS No. 18. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. The Company recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation interpretation Nos. 92-070~072. For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.”

Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

In accordance with Accounting Research and Development Foundation interpretation No. 96-052 effective January 1, 2008, share-based employee bonuses and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as a reduction of retained earnings.

Treasury Stock

In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. Prior to December 31, 2007, treasury stock transferred to employees was accounted as treasury stock transaction and no compensation expense is recorded. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital - treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability. Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

According to the ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

3.	ACCOUNTING CHANGE

Employee Stock Options

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-Based Payment” to account for share-based payments. This change in accounting principles had no effect net income or earnings per share for the three-month period ended March 31, 2008.

Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

Effective January 1, 2008, the Company adopted Accounting Research and Development Foundation interpretation No. 96-052 to account for share-based employee bonuses and remunerations paid to directors and supervisors. The adoption resulted in an unfavorable effect to net income in the amount of NT$54 million, thereby reducing earnings per share by NT$0.004 for the three-month period ended March 31, 2008.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of March 31,
	2008	2007
Cash:
Cash on hand	$1,882	$1,953
Checking and savings accounts	1,523,317	1,740,435
Time deposits	24,060,978	75,224,676

Subtotal	25,586,177	76,967,064

Cash equivalents:	4,048,484	4,021,838

Total	$29,634,661	$80,988,902

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
Held for trading	2008	2007
Listed stocks	$4,180,169	$7,190,853
Convertible bonds	—	363,111
Forward contract	115,358	—

Total	$4,295,527	$7,553,964

During the three-month periods ended March 31, 2008 and 2007, net gain (loss) of financial assets at fair value through profit or loss, current, were a net gain of NT$76 million and a net loss of NT$578 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of March 31,
	2008	2007
Credit-linked deposits and repackage bonds	$—	$200,000

(4)	ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2008	2007
Accounts receivable	$4,612,321	$7,016,629
Less: Allowance for sales returns and discounts	(440,127)	(315,218)
Less: Allowance for doubtful accounts	(615)	—

Net	$4,171,579	$6,701,411

(5)	INVENTORIES, NET

	As of March 31,
	2008	2007
Raw materials	$1,125,722	$1,069,920
Supplies and spare parts	2,034,110	1,768,392
Work in process	7,862,830	7,293,416
Finished goods	846,216	1,080,850

Total	11,868,878	11,212,578
Less : Allowance for loss on decline in market value and obsolescence	(781,211)	(1,255,381)

Net	$11,087,667	$9,957,197

Inventories were not pledged.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of March 31,
	2008	2007
Common stock	$33,166,576	$43,359,493
Fund	128,642	—

Total	$33,295,218	$43,359,493

During the three-month periods ended March 31, 2008 and 2007, the total unrecognized gain adjustments to stockholders’ equity due to changes in fair value of available-for-sale assets were NT$5,905 million and NT$2,049 million, respectively.

The Company recognized gains of NT$ 645 million and NT$1,080 million due to the disposal of available-for-sale assets during the three-month periods ending March 31, 2008 and 2007, respectively.

As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger). During the transaction, 5.5 shares of the HIGHLINK and 3.08 shares of the EPITECH were exchanged for 1 share of EPISTAR CORP. Among which, 5 million shares of HIGHLINK were acquired through private placement in February 2006 and the exchange of these shares are restricted by Article 43 paragraph 8 of the Securities and Exchange Law.

(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2008	2007
Common stock	$1,494,192	$1,495,556
Preferred stock	467,645	385,080
Funds	332,758	442,000

Total	$2,294,595	$2,322,636

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows :

	As of March 31,
	2008		2007
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$6,534,364	50.09	$6,010,932	50.09
HOLTEK SEMICONDUCTOR INC. (HOLTEK) (Note A)	—	—	884,521	23.24
ITE TECH. INC. (Note B)	—	—	359,780	21.62

Subtotal	6,534,364		7,255,233

Unlisted companies
UMC GROUP (USA)	1,194,150	100.00	977,029	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	294,625	100.00	289,562	100.00
UMC CAPITAL CORP.	3,672,974	100.00	3,682,961	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	11,481	100.00	7,034	100.00
UMCI LTD.	137	100.00	94	100.00
TLC CAPITAL CO., LTD.	7,282,994	100.00	7,727,434	100.00
FORTUNE VENTURE CAPITAL CORP. (Note C)	9,131,035	99.99	10,330,744	99.99
UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	108,001	85.24	126,674	81.76
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note D)	127,379	49.99	127,379	49.99
MTIC HOLDINGS PTE LTD	79,954	49.94	82,153	49.94
MEGA MISSION LIMITED PARTENRSHIP	1,950,952	45.00	2,355,815	45.00
UNITECH CAPITAL INC.	799,226	42.00	1,026,305	42.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH)	3,659,311	36.49	4,550,816	36.49
NEXPOWER TECHNOLOGY CORP.	770,726	34.55	296,941	37.10
UNIMICRON HOLDING LIMITED	595,793	33.78	—	—
XGI TECHNOLOGY INC. (Note E)	19,461	16.40	47,000	16.48
AMIC TECHNOLOGY CORP. (Note E)	31,650	11.18	52,765	11.84

Subtotal	29,729,849		31,680,706

Total	$36,264,213		$38,935,939

Note A :	As the Company did not have significant influence after decreasing its percentage of ownership in HOLTEK in September 2007, the investee was classified as available-for-sale financial asset.

Note B :	As the Company did not have significant influence after decreasing its percentage of ownership in ITE TECH in August 2007, the investee was classified as available-for-sale financial asset.

Note C :	As of March 31, 2008 and 2007, the cost of the investment was NT$9,251 million and NT$10,503 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$120 million and NT$172 million, the residual book values totalled NT$9,131 million and NT$10,331 million as of March 31, 2008 and 2007, respectively.

Note D :	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2008.

Note E :	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

b.	Total gain (loss) of investments accounted for under the equity method were a loss of NT$319 million and a gain of NT$697 million for the three-month periods ended March 31, 2008 and 2007, respectively. Investment income amounting to NT$45 million and NT$227 million for the three-month periods ended March 31, 2008 and 2007, respectively, and the related long-term investment balances of NT$4,255 million and NT$5,435 million as of March 31, 2008 and 2007, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2008
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	17,219,348	(6,327,836)	10,891,512
Machinery and equipment	424,527,935	(327,601,304)	96,926,631
Transportation equipment	72,809	(62,037)	10,772
Furniture and fixtures	2,911,264	(2,160,387)	750,877
Construction in progress and prepayments	10,209,261	—	10,209,261

Total	$456,073,193	$(336,151,564)	$119,921,629

	As of March 31, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,319,736	(5,584,923)	10,734,813
Machinery and equipment	400,298,576	(295,139,002)	105,159,574
Transportation equipment	74,387	(55,909)	18,478
Furniture and fixtures	2,469,833	(1,896,853)	572,980
Construction in progress and prepayments	28,330,350	—	28,330,350

Total	$448,625,458	$(302,676,687)	$145,948,771

a.	Total interest expense before capitalization amounted to NT$46 million and NT$92 million for the three-month periods ended March 31, 2008 and 2007.

Details of capitalized interest are as follows:

	As of March 31,
	2008	2007
Machinery and equipment	$10,279	$—
Other property, plant and equipment	3,018	—

Total interest capitalized	$13,297	$—

Interest rates applied	0.68%~0.91%	—

b.	Property, plant and equipment were not pledged.

(10)	OTHER ASSETS – OTHERS

	As of March 31,
	2008	2007
Leased assets	$1,191,301	$1,321,594
Deposits-out	639,804	642,428
Others	59,303	59,118

Total	$1,890,408	$2,023,140

Please refer to Note 6 for deposits-out pledged as collateral.

(11)	IMPAIRMENT LOSS

	As of March 31,
	2008	2007
Available for sale financial assets, noncurrent	$10,014	$—

(12)	SHORT-TERM LOANS

	As of March 31,
	2008	2007
Unsecured bank loans	$456,600	$—

Interest rates	2.98%~2.99%	—

The Company’s unused short-term lines of credits amounted to NT$10,386 million and NT$8,697 million as of March 31, 2008 and 2007, respectively.

(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
	2008	2007
Interest rate swaps	$170,638	$627,002
Derivatives embedded in exchangeable bonds	—	376,559

Total	$170,638	$1,003,561

During the three-month periods ended March 31, 2008 and 2007, net gain (loss) from financial liabilities at fair value through profit or loss, current were a net gain of NT$141 million and a net loss of NT$36 million, respectively.

(14)	BONDS PAYABLE

	As of March 31,
	2008	2007
Unsecured domestic bonds payable	$18,000,000	$20,250,000
Convertible bonds payable	—	12,639,596
Exchangeable bonds payable	—	2,988,565
Less: discounts on bonds payable	(4,515)	(51,013)

Total	17,995,485	35,827,148
Less: Current portion	(10,499,910)	(17,833,831)

Net	$7,495,575	$17,993,317

a.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	On May 10, 2002, the Company issued zero coupon exchangeable bonds listed on the Euro MTF Market of the Luxembourg stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NTD34.645=USD 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NTD44.3 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of March 31, 2007, certain bondholders exercised their rights to exchange their bonds with the total principal amount of US$145 million into AUO shares. Gains arising from the exercise of exchange rights during the three-month period ended March 31, 2007 amounted NT$159 million and were recognized as gains on disposal of investment.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, the Company redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.

c.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

d.	On October 5, 2005, the Company issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the NYSE or the TSE, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a significant change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$4.253 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption at maturity date

At the maturity date of February 15, 2008, the Company had redeemed the bonds at 100%.

e.	Repayments of the above-mentioned bonds in the future years are as follows:

Bonds repayable in	Amount
2008 (2nd quarter and thereafter)	$10,500,000
2009	—
2010	7,500,000

Total	$18,000,000

(15)	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were offered the options to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and totaled NT$102 million and NT$96 million as of March 31, 2008 and 2007, respectively. Pension benefits for employees of the Branch are provided in accordance with the local regulations, and the Company made contributions of NT$28 million and NT$31 million as of March 31, 2008 and 2007, respectively.

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounting to NT$44 million and NT$47 million were recognized for the three-month periods ended March 31, 2008 and 2007, respectively. The corresponding liability balances of the pension fund were NT$1,332 million and NT$1,232 million as of March 31, 2008 and 2007, respectively.

(16)	CAPITAL STOCK

a.	The Company had 26,000 million common shares authorized to be issued, and 19,144 million shares were issued as of March 31, 2007, each at a par value of NT$10.

b.	The Company had issued a total of 315 million ADSs, which were traded on the NYSE as of March 31, 2007. The total number of common shares of the Company represented by all issued ADSs was 1,576 million shares as of March 31, 2007. One ADS represents five common shares.

c.	Among the employee stock options issued by the Company on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the three-month periods ended March 31, 2007. The issuance process through the authority was completed.

d.	As resolved during the shareholders’ meeting on June 11, 2007, the Company carried out a capital reduction of NT$57,394 million, which represented approximately 5,739 million shares or 30% of its outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The capital reduction is comprised of NT$53,911 million of cash distribution, and the proportionate cancellation of 348 million shares of treasury stock. The effective date of capital reduction was August 7, 2007 and the transaction was submitted and approved by the competent authority.

e.	On July 17, 2007, the Company cancelled 192 million shares of treasury stock, which were repurchased during the period from May 10, 2004 to May 21, 2004 for the purpose of transferring to employees.

f.	The Company sold 32 million and 65 million shares of treasury stock acquired from the periods of September 30 to November 29, 2005 and May 23 to July13, 2006, respectively, to employees in December 2007. An additional 97 million shares were added to the total amount of shares outstanding.

g.	The Company had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of March 31, 2008, each at a par value of NT$10.

h.	The Company had issued a total of 1,098 million ADSs, which were traded on the NYSE as of March 31, 2008. The total number of common shares of the Company represented by all issued ADSs was 220 million shares as of March 31, 2008. One ADS represents five common shares.

(17)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercisable number of options (Note)	Exercise price (NTD) (Note)
October 7, 2002	939,000	397,997	277,470	$22.52
January 3, 2003	61,000	41,191	28,717	$25.39
November 26, 2003	57,330	42,257	29,460	$35.43
March 23, 2004	33,330	19,120	13,330	$32.85
July 1, 2004	56,590	40,343	28,126	$29.69
October 13, 2004	20,200	9,901	6,902	$25.53
April 29, 2005	23,460	12,738	8,881	$23.52
August 16, 2005	54,350	35,314	24,619	$30.98
September 29, 2005	51,990	42,043	29,311	$28.27
January 4, 2006	39,290	22,157	15,447	$24.36
May 22, 2006	42,058	31,642	22,060	$26.48
August 24, 2006	28,140	20,540	14,320	$25.32
December 13,2007	500,000	491,578	491,578	$18.95
Total	1,906,738	1,206,821	990,221

Note:	The employee stock options granted prior to August 7, 2007, effective date of capital reduction, are adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

A summary of the equity-settled share-based payment transactions, and related information for the three-month periods ended March 31, 2008 and 2007 is as follows:

(1)

	For the three-month period ended March 31,
	2008			2007
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per shares (NTD)
Outstanding at beginning of period	1,287,407	1,048,832	$22.14	913,958	637,180	$24.95
Granted	—	—	$—	—	—	$—
Exercised	—	—	$—	(11,918)	(8,309)	$22.56
Forfeited	(80,586)	(58,611)	$22.40	(8,094)	(5,642)	$28.24

Outstanding at end of period	1,206,821	990,221	$22.13	893,946	623,229	$24.95

Exercisable at end of period	590,097	411,396	$24.46	654,015	455,958	$23.91

Weighted-average fair value of options granted during the period	$—			$—

(2)	The information of the equity-settled share-based payment transactions as of March 31, 2008, is as follows:

Authorization Date	Range of Exercise Price	Outstanding Stock Options				Exercisable Stock Options
		Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2002.09.11	$22.52~$25.39	439,188	306,187	0.54	$22.79	438,944	306,017	$22.79
2003.10.08	$29.69~$35.43	101,720	70,916	1.95	$32.67	91,492	63,785	$32.98
2004.09.30	$23.52~$30.98	99,996	69,713	3.30	$28.35	49,694	34,645	$28.41
2005.12.22	$24.36~$26.48	74,339	51,827	4.10	$25.53	9,967	6,949	$24.36
2007.10.09	$18.95	491,578	491,578	5.70	$18.95	—	—	$—

		1,206,821	990,221	3.58	$22.13	590,097	411,396	$24.46

The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for the three-month periods ended March 31, 2008 and 2007 were NT$0.

The Company granted options prior to adopting ROC SFAS No. 39 “Accounting for Share-Based Payment.” The pro forma information using the fair value method on net income and earnings per share is as follows:

	For the three-month period ended March 31, 2008
	Basic earnings per share	Diluted earnings per share
Net Income	$205,828	$75,918
Earnings per share (NTD)	$0.02	$0.01
Pro forma net loss	$(21,451)	$(151,361)
Pro forma loss per share (NTD)	$(0.002)	$(0.01)

	For the three-month period ended March 31, 2007
	Basic earnings per share	Diluted earnings per share
Net Income	$1,458,690	$1,458,690
Earnings per share (NTD)	$0.08	$0.08
Pro forma net income	$1,343,408	$1,343,408
Pro forma earnings per share (NTD)	$0.08	$0.08

The fair value of the options granted was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the three-month period ended March 31, 2008 and 2007 is as follows:

For the three-month period ended March 31,
	2008	2007
Expected dividend yields	1.37%~1.71%	1.37%~1.64%
Volatility factors of the expected market price	36.29%~49.10%	39.68%~49.10%
Risk-free interest rate	1.85%~2.85%	1.85%~2.85%
Weighted-average expected life of the options (year)	4~5	4~5

(18)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the three-month periods ended March 31, 2008 and 2007. Details of the treasury stock transactions are as follows:

For the three-month period ended March 31, 2008

(In thousands of shares)

Purpose	As of January 1, 2008	Increase	Decrease	As of March 31, 2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	—	348,583

Total shares	704,299	—	—	704,299

For the three-month period ended March 31, 2007 (In thousands of shares)
Purpose	As of January 1, 2007	Increase	Decrease	As of March 31, 2007
For transfer to employees	842,067	—	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000

Total shares	1,342,067	—	—	1,342,067

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that the Company could hold as of March 31, 2008 and 2007, was 1,321 million and 1,914 million, while the ceiling amount was NT$79,465 million and NT$81,776 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders excluding joining the proceeds from new issues. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of March 31, 2008, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of the Company’s stock, with a book value of NT$18.70 per share. The closing price on March 31, 2008 was NT$18.70.

As of March 31, 2007, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$19.10 per share. The closing price on March 31, 2007 was NT$19.10.

(19)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

During the three-month periods ended March 31, 2008, the amounts of the employee bonuses and remunerations to directors and supervisors were estimated at NT$84 million and NT$1 million, respectively. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonuses and remunerations to directors and supervisors were charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, the company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting of the following year, the adjustment will be regarded as a change of accounting estimate and will be reflected in the statement of income in the following year.

The appropriation of 2007 retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the Taiwan Stock Exchange website.

The distribution of retained earnings for the year 2007 was recommended by the board of directors on March 17, 2008, and the distribution of retained earnings for the year 2006 was approved at the shareholders’ meeting held on June 11, 2007. The details of distribution are as follows:

	2007 (as recommended by the board of directors)		2006 (as approved by the shareholders’ meeting)
Cash Dividend	NT$	0.75 per share	NT$	0.70 per share
Stock Dividend		0.08 per share		—
Employee bonuses – Cash Dividend (NTD thousands)		286,541		2,324,120
Employee bonuses – Stock Dividend (NTD thousands)		1,146,166		—
Directors’ and Supervisors’ remunerations (NTD thousands)		11,939		15,494

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that are accounted for as deductions to stockholders’ equity, such as unrealized loss on long-term investment and cumulative translation adjustments. When the deductions to stockholders’ equity are reversed, the set-aside special reserve can be distributed.

(20)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the three-month period ended March 31,
	2008			2007
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salary	$2,139,051	$683,673	$2,822,724	$2,316,212	$710,336	$3,026,548
Labor and health insurance	114,709	34,923	149,632	110,472	32,251	142,723
Pension	131,793	42,386	174,179	133,323	40,611	173,934
Other personnel expenses	40,637	18,623	59,260	23,641	9,967	33,608
Depreciation	8,694,670	519,547	9,214,217	8,365,398	489,566	8,854,964
Amortization	9,387	368,075	377,462	21,932	313,129	335,061

(21)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the three-month period ended March 31,
	2008	2007
Income tax on pre-tax income at statutory tax rate	$65,180	$434,331
Permanent and temporary differences	(190,350)	(498,630)
Change in investment tax credit	271,066	3,172,498
Change in valuation allowance	(91,485)	(2,907,621)
Income basic tax	483	77,800
Income tax on interest revenue separately taxed	—	258

Income tax expense	$54,894	$278,636

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of March 31,
	2008		2007
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$12,998,801		$11,692,460
Loss carry-forward	41,208	10,302	$3,815,034	953,758
Pension	3,182,339	795,585	3,103,952	775,988
Allowance on sales returns and discounts	899,513	224,878	491,085	122,771
Allowance for loss on obsolescence of inventories	607,412	151,853	637,754	159,439
Unrealized exchange loss	642,900	160,725	76,803	19,201
Others	976,122	244,031	759,188	189,797

Total deferred income tax assets		14,586,175		13,913,414
Valuation allowance		(8,486,141)		(6,203,492)

Net deferred income tax assets		6,100,034		7,709,922

Deferred income tax liabilities
Depreciation	(4,997,061)	(1,249,266)	(5,336,716)	(1,334,179)
Others	(821,065)	(205,266)	(2,057,198)	(514,299)

Total deferred income tax liabilities		(1,454,532)		(1,848,478)

Total net deferred income tax assets		$4,645,502		$5,861,444

Deferred income tax assets – current		7,412,715		$3,478,307
Deferred income tax liabilities – current		(205,266)		(205,498)
Valuation allowance		(5,966,414)		(1,184,350)

Net		1,241,035		2,088,459

	As of March 31,
	2008		2007
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets – noncurrent		7,173,460		10,435,107
Deferred income tax liabilities – noncurrent		(1,249,266)		(1,642,980)
Valuation allowance		(2,519,727)		(5,019,142)

Net		3,404,467		3,772,985

Total net deferred income tax assets		$4,645,502		$5,861,444

c.	The Company’s income tax returns for all fiscal years up to 2005 have been assessed and approved by the R.O.C. Tax Authority.

d.	The Company was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2002 and 2003 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of March 31, 2008, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2008	$6,362,394	$6,227,287
2009	2,474,541	2,474,541
2010	2,189,731	2,189,731
2011	1,776,865	1,776,865
2012	330,377	330,377

Total	$13,133,908	$12,998,801

f.	Under the rules of the Income Tax Law of the R.O.C., a company with its tax return certified by a certified public accountant can carry forward its net losses as tax credits for the next 5 years. As of March 31, 2008, the Company’s unutilized tax credits arising from the accumulated losses of an entity previously merged were as follows:

Expiration Year	Accumulated losses	Unutilized accumulated losses
2008 (tax credits transferred in from merger with SiSMC)	2,283	2,283
2009 (tax credits transferred in from merger with SiSMC)	38,925	38,925

Total	$41,208	$41,208

g.	The balance of the Company’s imputation credit accounts as of March 31, 2008 and 2007 were NT$413 million and NT$95 million, respectively. The expected creditable ratio for 2007 and the actual creditable ratio for 2006 was 2.18% and 8.64%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(22)	EARNINGS PER SHARE

a.	There were zero coupon convertible bonds and employee stock options outstanding during the three-month period ended March 31, 2007. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the three-month periods ended March 31, 2008 and 2007, are disclosed as follows:

	For the three-month period ended March 31, 2008
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income available to common stock shareholders	$260,722	$205,828	12,494,810	$0.02	$0.02

Effect of dilutive equivalent shares
Employee stock options	$(173,214)	$(129,910)	226,658

Earning per share-diluted:
Income available to common stock shareholders	$87,508	$75,918	12,721,468	$0.01	$0.01

The employee stock options were not dilutive when calculating the diluted earning per share for the three-month period ended March 31, 2008; therefore, they were not included in the diluted earning per share calculation.

	For the three-month period ended March 31, 2007
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income available to common stock shareholders	$1,737,326	$1,458,690	17,775,611	$0.10	$0.08

Effect of dilutive equivalent shares
Employee stock options	$—	$—	128,465

Earning per share-diluted:
Income available to common stock shareholders	$1,737,326	$1,458,690	17,904,076	$0.10	$0.08

The convertible bonds payable issued in October 5, 2005 were antidilutive when calculating the diluted earning per share for the three-month period ended March 31, 2007; therefore, they were not included in the diluted earning per share calculation.

b.	The following pro forma information presents the Company’s earnings if subsidiaries’ investment in the Company was not treated as treasury stock:

(shares expressed in thousands)	For the three-month period ended March 31, 2008
	Basic	Diluted
Net income	$205,858	$75,918

Weighted-average of shares outstanding:
Beginning balance
Weighted-average shares of exercising employee stock options	12,510,196	12,510,196
Dilutive shares of employee stock options accounted for under treasury stock method	—	226,658

Ending balance	12,510,196	12,736,854

Earnings per share (NTD)	$0.02	$0.01

(shares expressed in thousands)	For the three-month period ended March 31, 2007
	Basic	Diluted
Net income	$1,458,690	$1,458,690

Weighted-average of shares outstanding:
Beginning balance	17,789,126	17,789,126
Weighted-average shares of exercising employee stock options	8,555	8,555
Dilutive shares of employee stock options accounted for under treasury stock method	—	128,465

Ending balance	17,797,681	17,926,146

Earnings per share (NTD)	$0.08	$0.08

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee

UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Equity Investee

UMC CAPITAL CORP.	Equity Investee

UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee

UMCI LTD.	Equity Investee

UMC JAPAN (UMCJ)	Equity Investee

UNITECH CAPITAL INC.	Equity Investee

MEGA MISSION LIMITED PARTNERSHIP	Equity Investee

MTIC HOLDINGS PTE. LTD.	Equity Investee

UNIMICRON HOLDING LIMITED	Equity Investee

FORTUNE VENTURE CAPITAL CORP.	Equity Investee

HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee

UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee

AMIC TECHNOLOGY CORP. (AMIC)	Equity Investee

PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee

XGI TECHNOLOGY INC.	Equity Investee

TLC CAPITAL CO., LTD.	Equity Investee

NEXPOWER TECHNOLOGY CORP.	Equity Investee

SILICON INTEGRATED SYSTEMS CORP.	The Company’s director

UNITRUTH INVESTMENT CORP.	Subsidiary’s equity investee

UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee

UCA TECHNOLOGY INC.	Subsidiary’s equity investee

Name of related parties	Relationship with the Company
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee

CRYSTAL MEDIA INC.	Subsidiary’s equity investee

MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the three-month period ended March 31,
	2008		2007
	Amount	Percentage	Amount	Percentage
UMC-USA	$14,099,240	59	$10,574,481	46
UME BV	2,739,063	11	1,469,226	6
Others	979,542	4	980,090	4

Total	$17,817,845	74	$13,023,797	56

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Notes receivable

	As of March 31,
	2008		2007
	Amount	Percentage	Amount	Percentage
AMIC	$—	—	$1,830	5

c.	Accounts receivable, net

	As of March 31,
	2008		2007
	Amount	Percentage	Amount	Percentage
UMC-USA	$6,772,020	49	$4,537,604	34
UME BV	1,788,979	13	1,107,322	8
Others	658,177	5	697,427	5

Total	9,219,176	67	6,342,353	47

Less : Allowance for sales returns and discounts	(631,238)		(228,530)
Less : Allowance for doubtful accounts	(3,004)		(618)

Net	$8,584,934		$6,113,205

6.	ASSETS PLEDGED AS COLLATERAL

As of March 31, 2008

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$619,619	Customs	Customs duty

(Time deposit)			guarantee

As of March 31, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$620,996	Customs	Customs duty

(Time deposit)			guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$8.5 billion. Royalties and development fees payable in future years are NT$3.5 billion as of March 31, 2008.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of March 31, 2008, these construction contracts have amounted to approximately NT$3 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2008 (2nd quarter and thereafter)	$160,464
2009	214,025
2010	214,417
2011	214,824
2012	215,248
2013 and thereafter	1,819,870

Total	$2,838,848

(4)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; the Company would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Court Prosecutor’s Office filed an appeal, which is currently under trial.

On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by the Company. The Company had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against the Company on August 10, 2007.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of March 31,
	2008		2007
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$29,634,661	$29,634,661	$80,988,902	$80,988,902
Financial assets at fair value through profit or loss, current	4,180,169	4,180,169	7,553,964	7,553,964
Held-to-maturity financial assets, current	—	—	200,000	200,000
Notes and accounts receivable	13,134,747	13,134,747	13,649,500	13,649,500
Available-for-sale financial assets, noncurrent	33,295,218	33,295,218	43,359,493	43,359,493
Financial assets measured at cost, noncurrent	2,294,595	—	2,322,636	—
Long-term investments accounted for under the equity method	36,264,213	31,109,765	38,935,939	39,857,068
Prepayment for long-term investments	—	—	163,809	—
Deposits-out	639,804	639,804	642,428	642,428
Derivative
Forward contract	$115,358	$115,358	$—	$—

	As of March 31,
	2008		2007
Financial Liability	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Short-term loans	$456,600	$456,600	$—	$—
Payables	15,498,504	15,498,504	$21,998,723	$21,998,723
Capacity deposits (current portion)	—	—	249,785	249,785
Bonds payable (current portion included)	17,995,485	17,503,005	35,827,148	36,084,559
Derivative
Interest rate swaps	$170,638	$170,638	$627,002	$627,002
Derivatives embedded in exchangeable bonds	—	—	376,559	376,559

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2008.03.31	2007.03.31	2008.03.31	2007.03.31
Financial assets
Financial assets at fair value through profit or loss, current	$4,180,169	$7,553,964	$—	$—
Available-for-sale financial assets, noncurrent	32,863,763	43,359,493	431,455	—
Long-term investments accounted for under the equity method	1,057,757	7,718,032	30,052,008	32,139,036
Financial liabilities
Short-term loans	—	—	456,600	—
Bonds payable (current portion included)	17,503,005	36,084,559	—	—
Derivative Financial Instruments
Financial assets
Forward contract	$—	$—	$115,358	$—
Financial liabilities
Interest rate swaps	—	—	170,638	627,002
Derivatives embedded in exchangeable bonds	—	—	—	376,559

d.	The Company recognized gains and losses in NT$813 million and NT$36 million from financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2008 and 2007, respectively.

e.	The Company’s financial liabilities with cash flow interest rate risk exposure were NT$171 million and NT$627 million as of March 31, 2008 and 2007, respectively.

f.	During the three-month periods ended March 31, 2008 and 2007, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$149 million and NT$352 million, respective, while interest expenses for the three-month periods ended March 31, 2008 and 2007 were NT$46 million and NT$92 million, respectively.

(4)	During the three-month period ended March 31, 2008, the Company held credit-linked deposits and repackage bonds that were recorded as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of March 31, 2008

The Company did not hold any credit-linked deposits or repackage bonds as of March 31, 2008.

As of March 31, 2007

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive less than the full amount of these investments or nothing. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within two years, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2008 and 2007, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company are summarized as follows:

Mar 31, 2008

Type	Notional Amount		Contract Period
Forward contracts	Sell US$	348 million	Feb 21, 2008 to May 6, 2008

The Company did not hold any forward contracts as of Mar 31, 2007.

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on the financial statements

As of March 31, 2008 and 2007, the Company’s interest rate swap agreements were classified as current liabilities amounting to NT$171 million and NT$627 million, respectively. The related valuation gain of NT$148 million and loss of NT$772 million was recorded under non-operating revenue and loss for the three-month period ended March 31, 2008 and 2007, respectively.

As of March 31, 2008, the forward contracts that were classified as current liabilities amounted to the NT$115 million and the related valuation gain of NT$665 million was recorded under non-operating revenue for the three-month period ended March 31, 2008.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the ROC Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2008: please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2008: please refer to Attachment 2.

c.	Securities held as of March 31, 2008: please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008: please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008: please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008: please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008: please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of March 31, 2008: please refer to Attachment 8.

i.	Names, locations and related information of investees as of March 31, 2008: please refer to Attachment 9.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: please refer to Attachment 10.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None

ATTACHMENT 1 (Financing provided to others for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Collateral
No.	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount
None

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, current	471,400	$3,502,502	7.03	$3,502,502	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	16,270	204,187	4.59	204,187	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	82,101	0.94	82,101	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	-	Financial assets at fair value through profit or loss, current	22,344	312,820	0.20	312,820	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, current	3,280	78,559	0.14	78,559	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,194,150	100.00	1,194,150	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	294,625	100.00	287,010	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,672,974	100.00	3,672,974	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	680	11,481	100.00	11,481	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	137	100.00	137	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	628,800	7,282,994	100.00	7,282,994	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	9,131,035	99.99	9,566,618	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	84,093	108,001	85.24	108,001	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,534,364	50.09	1,057,757	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	127,379	49.99	132,913	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	79,954	49.94	79,954	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	1,950,952	45.00	1,950,952	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	799,226	42.00	799,226	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	3,659,311	36.49	3,517,004	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	44,912	$770,726	34.55	$774,649	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	595,793	33.78	598,177	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	5,868	19,461	16.40	19,461	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	15,550	31,650	11.18	56,307	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	22,279	2,076,437	19.73	2,076,437	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	206,414	8,669,383	19.53	8,669,383	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	41,086	1,881,750	18.85	1,881,750	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	18,460	134,759	16.60	134,759	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	56,714	3,675,092	16.46	3,675,092	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	2,197,976	16.24	2,197,976	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	61,274	6,801,400	11.32	6,801,400	None
Stock	C-COM CORP.	-	Available-for-sale financial assets, noncurrent	1,838	31,247	4.37	31,247	None
Stock	SPRINGSOFT, INC.	-	Available-for-sale financial assets, noncurrent	8,572	339,030	4.16	339,030	None
Stock	CHIPBOND TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	12,584	403,935	4.05	403,935	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,005	1,778,008	3.39	1,778,008	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	38,505	604,532	3.17	604,532	None
Stock	BILLIONTON SYSTEMS INC.	-	Available-for-sale financial assets, noncurrent	2,048	14,662	2.63	14,662	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	929	56,590	0.97	56,590	None
Stock	MEGA FINANCIAL HOLDING COMPANY	-	Available-for-sale financial assets, noncurrent	95,577	2,279,507	0.86	2,279,507	None
Stock	MEDIATEK INC.	-	Available-for-sale financial assets, noncurrent	5,004	2,001,609	0.48	2,001,609	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,268	$220,659	0.02	$220,659	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	128,642	—	128,642	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	13,774	208,746	4.29	Note	None
Stock	TECO NANOTECH CO. LTD.	-	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note	None
Stock	SINO SWEARINGEN AIRCRAFT CORP.	-	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note	None
Stock	TAIWAN AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	234	—	0.17	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	—	188,179	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	—	144,579	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	-	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	781	82,565	—	N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$1,002,384	100.00	$1,002,384	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	—	44.29	—	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	21,958	39.20	21,958	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	3,155	12,870	38.62	12,870	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	118,927	26.09	67,915	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	32,110	24.29	32,110	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	5,789	52,601	20.24	45,164	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	37,977	18.99	36,412	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	34,572	18.10	25,340	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	6,853	39,396	17.23	35,763	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	20,528	74,131	14.72	74,131	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	4,208	10,137	11.79	13,892	None
Stock	DAVICOM SEMICONDUCTOR, INC.	-	Available-for-sale financial assets, noncurrent	12,217	763,564	15.37	763,564	None
Stock	PIXART IMAGING INC.	-	Available-for-sale financial assets, noncurrent	14,188	3,164,011	12.12	3,164,011	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,691	102,985	1.77	102,985	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	4,731	402,608	0.77	402,608	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	595	27,801	0.56	27,801	None
Stock	C SUN MFG LTD.	-	Available-for-sale financial assets, noncurrent	238	4,338	0.18	4,338	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	15,386	287,725	0.12	287,725	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	ASROCK INC.	-	Available-for-sale financial assets, noncurrent	49	$6,639	0.05	$6,639	None
Convertible bonds	HARVATEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	142	14,839	—	14,839	None
Stock	CLIENTRON CORP. (formerly BCOM ELECTRONICS INC.)	-	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	STAR SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	3,837	35,174	18.47	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	9,409	94,095	16.22	Note	None
Stock	USBEST TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	7,347	95,303	15.63	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Financial assets measured at cost, noncurrent	1,200	15,192	11.42	Note	None
Stock	CION TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,268	10,583	11.08	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,864	11,458	11.04	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4,530	50,553	10.79	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	4,234	41,216	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	EXOJET TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,140	22,886	10.18	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,452	109,898	9.94	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	2,660	16,663	9.93	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,396	42,180	9.77	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,153	$54,325	9.43	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	750	30,289	9.38	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,000	38,400	9.32	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	85,291	9.09	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	3,600	43,200	9.00	Note	None
Stock	HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	752	15,673	8.08	Note	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,198	37,156	7.82	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,490	6,605	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	EUTECH MICROELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,700	59,500	4.95	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,391	22,178	4.80	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,837	30,060	4.67	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	4,245	26,742	4.56	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,220	$14,736	4.09	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	4,569	45,685	3.81	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	-	Financial assets measured at cost, noncurrent	6,009	70,179	3.62	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,183	14,165	3.50	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	11,143	131,806	3.47	Note	None
Stock	UNIDISPLAY INC.	-	Financial assets measured at cost, noncurrent	3,000	30,000	3.33	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	1,480	9,472	3.16	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	5,400	225,000	3.06	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	1,225	8,195	3.02	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	750	4,950	2.50	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,500	15,000	1.81	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,500	16,095	1.70	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,500	72,975	1.58	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,378	14,710	1.39	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	-	Financial assets measured at cost, noncurrent	—	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	41,490	1.02	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,290	24,419	1.02	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	162	737	0.91	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	1,162	9,739	0.66	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4	—	0.40	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	—	37,351	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Fund	FGIT GLOBAL REALTY & INFRASTRUCTURE FUND	-	Financial assets at fair value through profit or loss, current	500	$3,960	—	$3,960	None
Convertible bonds	CAREER TECHNOLOGY (MFG.) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	70	6,720	—	6,720	None
Convertible bonds	HARVATEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	261	27,275	—	27,275	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	269,293	45.16	269,293	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	—	136,930	32.11	136,930	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	99,574	14.87	28,520	None
Stock	RECHI PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,768	300,103	5.70	300,103	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,632	282,100	4.85	282,100	None
Stock	SERCOMM CORP.	-	Available-for-sale financial assets, noncurrent	6,423	202,309	4.11	202,309	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,500	814,000	2.96	814,000	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,843	86,072	1.75	86,072	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,256	872,709	1.67	872,709	None
Stock	MITAC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	6,000	146,400	1.13	146,400	None
Stock	DARFON ELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	2,900	218,660	1.05	218,660	None
Stock	CORETRONIC CORP.	-	Available-for-sale financial assets, noncurrent	6,127	219,969	0.88	219,969	None
Stock	AVERMEDIA TECHNOLOGIES, INC.	-	Available-for-sale financial assets, noncurrent	1,600	84,800	0.80	84,800	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,000	$141,300	0.74	$141,300	None
Stock	HORIZON SECURITIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,841	51,138	0.66	51,138	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	529	24,798	0.56	24,798	None
Stock	TRIDENT MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	250	39,063	0.42	39,063	None
Stock	CYNTEC CO., LTD.	-	Available-for-sale financial assets, noncurrent	763	27,697	0.42	27,697	None
Stock	HUNG SHENG CONSTRUCTION LTD.	-	Available-for-sale financial assets, noncurrent	2,071	67,929	0.37	67,929	None
Stock	TATUNG CO.	-	Available-for-sale financial assets, noncurrent	11,622	227,791	0.26	227,791	None
Stock	ASROCK INC.	-	Available-for-sale financial assets, noncurrent	202	27,371	0.20	27,371	None
Stock	YULON MOTOR CO., LTD.	-	Available-for-sale financial assets, noncurrent	560	24,747	0.04	24,747	None
Stock	SHIN KONG FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,146	26,137	0.02	26,137	None
Stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Available-for-sale financial assets, noncurrent	750	58,125	0.01	58,125	None
Stock	UNIDISPLAY INC.	-	Financial assets measured at cost, noncurrent	10,000	100,000	11.11	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	4,126	160,355	—	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	11,502	479,250	6.51	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	10,000	100,000	5.67	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	121,625	2.63	Note	None
Stock	CANDO CORP.	-	Financial assets measured at cost, noncurrent	3,000	30,000	0.43	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	74	7,980	0.07	Note	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of March 31, 2008.

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,241	$27,966	11.00	$21,098	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	39,642	8.70	22,638	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	11,341	8.58	11,341	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,150	19,538	7.52	16,775	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	9,359	4.90	6,860	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	—	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,700	8,872	4.28	8,872	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	1,179	3,893	3.30	3,893	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	929	56,590	0.97	56,590	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	695	32,434	0.66	32,434	None
Stock	ASROCK INC.	-	Available-for-sale financial assets, noncurrent	49	6,640	0.05	6,640	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	930	7,920	9.30	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	738	29,804	9.23	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Financial assets measured at cost, noncurrent	860	10,888	8.18	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,410	39,593	8.12	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	988	40,415	6.92	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	6.80	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,010	25,850	5.74	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	1,504	18,542	5.61	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	5,806	62,427	5.04	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,391	14,755	4.80	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,518	31,218	4.69	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	CHIP ADVANCED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,386	$3,059	4.49	Note	None
Stock	EXOJET TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,138	13,747	3.81	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,495	17,941	3.74	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	UNIDISPLAY INC.	-	Financial assets measured at cost, noncurrent	2,000	20,000	2.22	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	695	4,650	1.72	Note	None
Stock	USBEST TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	660	7,145	1.40	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	315	7,950	1.38	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,365	14,570	1.38	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	1,222	7,698	1.31	Note	None
Stock	STAR SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	260	2,193	1.25	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	385	2,310	0.98	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,728	72,000	0.98	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	162	737	0.91	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	500	5,000	0.60	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	604	5,064	0.34	Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	20,000	—	N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICRODISPLAY OPTRONICS CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UMO(HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	15,600	$3,087	100.00	$3,087	None

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD 372	100.00	USD 372	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD 2,311	100.00	USD 2,311	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD 728	43.29	USD 195	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD 4,241	35.45	USD 4,241	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD 1,760	18.05	USD 1,760	None
Stock	INTELLON CORP.	-	Available-for-sale financial assets, noncurrent	1,233	USD 5,981	4.12	USD 5,981	None
Stock	RUBICON TECHNOLOGY, INC.	-	Available-for-sale financial assets, noncurrent	275	USD 7,970	1.43	USD 7,970	None
American Depositary Shares	SPREADTRUM COMMUNICATIONS, INC.	-	Available-for-sale financial assets, noncurrent	236	USD 2,049	0.57	USD 2,049	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	75	USD 1,951	0.01	USD 1,951	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720	—	18.00	Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95	USD 1,281	—	Note	None
Stock-Preferred stock	AICENT, INC.	-	Financial assets measured at cost, noncurrent	2,000	USD 1,000	—	N/A	None
Stock	SILICON 7, INC.	-	Financial assets measured at cost, noncurrent	1,866	—	—	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,571	USD 1,000	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	10,233	USD 4,322	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	-	Financial assets measured at cost, noncurrent	31	USD 1,094	—	Note	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/Net assets value
Stock-Preferred stock	MAXLINEAR, INC.	-	Financial assets measured at cost, noncurrent	2,070	USD 4,052	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	-	Financial assets measured at cost, noncurrent	5,750	USD 6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	153	USD 1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,471	USD 1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	10	USD 1,186	—	N/A	None
Convertible bonds	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	3	USD 506	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD 4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	650	USD 1,462	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	550	USD 242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD 4,000	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	-	Financial assets measured at cost, noncurrent	4,850	USD 4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	477	USD 3,000	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,800	USD 555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	-	Financial assets measured at cost, noncurrent	4,373	USD 4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	-	Financial assets measured at cost, noncurrent	14,355	USD 3,558	—	N/A	None
Stock-Preferred stock	VISAGE MOBILE INC.	-	Financial assets measured at cost, noncurrent	5,099	USD 2,000	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	—	USD 712	—	N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD 9,000	—	N/A	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	-	Financial assets measured at cost, noncurrent	3,125	USD 1,459	—	N/A	None

ATTACHMENT 3 (Securities held as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2008				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/Net assets value
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	1,000	USD 500	—	N/A	None
Stock	KOTURA, INC.	-	Financial assets measured at cost, noncurrent	0.59	—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750	—	—	N/A	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of March 31, 2008.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	MEDIATEK INC.	Available-for-sale	Open market	—	6,552	$2,758,402	—	$—	1,548	$632,334	$15,249	$616,100	5,004	$2,001,609
												(Note3)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.
Note 3:	Gain from disposal includes a percentage of sale securities write-off capital exchange 985 thousand dollars.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost(Note2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	TATUNG CO.	Available-for-sale financial assets, noncurrent	Open market	—	26,152	$411,894	—	$—	14,530	$253,397	$178,832	$74,565	11,622	$227,791
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	Financial assets measured at cost, noncurrent	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	—	—	4,126	160,355	—	—	—	—	4,126	160,355

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Where counter-party is a related party, details of prior transactions				Price reference	Date of acquisition and status of utilization	Other commitments
						Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount
None

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Related party	Relationship	Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$14,099,240	59	Net 60 Days	N/A	N/A	$6,772,020	49
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	2,739,063	11	Net 60 Days	N/A	N/A	1,788,979	13
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	499,627	2	Month-end 45 Days	N/A	N/A	379,872	3
UMC JAPAN	Investee company	Sales	441,389	2	Net 60 Days	N/A	N/A	254,554	2

UNITED MICROELECTRONICS (EUROPE) B.V.

Related party	Relationship	Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 86,419	100	Net 60 Days	N/A	N/A	USD 58,963	100

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

	Relationship	Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party		Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 445,120	100	Net 60 Days	N/A	N/A	USD 223,206	100

UMC JAPAN

Related party	Relationship	Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 1,447,156	61	Net 60 Days	N/A	N/A	JPY 839,123	26
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY 528,319	11	Month-end 45 Days	N/A	N/A	JPY 334,627	6

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Related party	Relationship	Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
		Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Investee company	$—		$6,772,020	$59		$6,772,079	9.03	$—	—	$2,434,988	$—
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—		1,788,979	—		1,788,979	6.11	119,117	Credit Collecting	611,734	—
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—		379,872	421		380,293	5.18	3,930	Credit Collecting	—	—
UMC JAPAN	Investee company	—		254,554	104		254,658	5.79	437	Credit Collecting	16,819	3,004

UMC JAPAN

Related party	Relationship	Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
		Notes receivable	Amount (thousand)		Other receivables	Total (thousand)			Amount	Collection status
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY	334,627	$—	JPY	334,627	7.41	$—	—	$—	$—

ATTACHMENT 9 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of March 31, 2008			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,194,150	$94,090	$94,090
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	294,625	13,515	13,515
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,672,974	43,380	43,380
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,400	USD	1,000	680	100.00	11,481	(2,276)	(2,276)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	137	5	5
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	628,800	100.00	7,282,994	37,819	36,749
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	9,131,035	(47,637)	(47,637)
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,205,876		1,205,876	84,093	85.24	108,001	(49,889)	(49,080)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	6,534,364	(223,787)	(112,092)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	1,212	—	Note 2
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	79,954	(508)	(254)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	799,226	(22,266)	(9,352)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	3,659,311	(24,317)	(8,174)
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries		760,745		760,745	44,912	34.55	770,726	(40,356)	(13,942)
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	33.78	595,793	(108,431)	(36,632)	Note 3
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		248,795		248,795	5,868	16.40	19,461	(29,082)	(4,777)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		133,009		133,104	15,550	11.18	31,650	(49,093)	(5,490)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	1,950,952	(482,958)	(217,331)	Note 4

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	On July 3, 2006, PACIFIC VENTURE CAPITAL CO., LTD. began the liquidation process. The Company had ceased to recognize investment income of PACIFIC VENTURE CAPITAL CO., LTD. thereafter.
Note 3:	Previously recorded as a prepaid long-term investment in prior periods.
Note 4:	No shares since it belongs to partnership fund organization.

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				March 31, 2008			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$1,002,384	$(863)	$(863)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	—	—	Note 2
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	39.20	21,958	(6,831)	(2,678)
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	1,213	USD	1,213	3,155	38.62	12,870	(2,940)	(1,227)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	6,000	26.09	118,927	2,777	736
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones		50,629		50,629	4,493	24.29	32,110	(9,091)	(2,208)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		74,235		74,235	5,789	20.24	52,601	(15,732)	(3,184)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		93,478		93,478	9,045	18.99	37,977	(20,065)	(3,811)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	4,525	18.10	34,572	(9,296)	(1,682)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip		89,414		89,414	6,853	17.23	39,396	5,595	964
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		215,269		215,542	20,528	14.72	74,131	(49,093)	(7,233)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		270,483		270,483	4,208	11.79	10,137	(29,082)	(2,917)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	On June 29, 2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decesion of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of March 31, 2008			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment holding		$280,000		$280,000	0.28	45.16	$269,293	$(3,404)	$(1,537)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	—	32.11	136,930	3,607	1,158	Note 2
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		106,266		106,266	7,084	14.87	99,574	(20,065)	(2,985)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	No shares since it belongs to partnership fund organization.

UNITRUTH INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of March 31, 2008			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	$77,477	$77,477	5,241	11.00	$27,966	$(20,065)	$(2,208)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	30,000	30,000	2,000	8.70	39,642	2,777	245
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.58	11,341	(9,091)	(780)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	27,573	27,573	2,150	7.52	19,538	(15,732)	(1,183)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	14,700	1,225	4.90	9,359	(9,296)	(455)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	—	—	Note 1
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	20,463	20,463	1,700	4.28	8,872	5,595	239
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,179	3.30	3,893	(29,082)	(961)

Note 1:	On June 29,2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decision of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICRODISPLAY OPTRONICS CORP.

			Initial Investment (Note 1)				Investment as of March 31, 2008			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMO (HK) LIMITED	Hongkong	Investment holding	USD	100	USD	100	15,600	100.00	$3,087	$27	$27

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2008				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	372	USD	14	USD	14
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	2,311	USD	198	USD	198
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	43.29	USD	728	USD	(122)	USD	(53)
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,241	USD	45	USD	16
TRANSLINK CAPITAL PARTNERS I L.P.	California, USA	Investment holding	USD	1,950	USD	1,560	—	18.05	USD	1,760	USD	(346)	USD	(58)	Note 2

Note 1:	The amounts denominated in foreign currencies are expressed in thousands.
Note 2:	No shares since it belongs to partnership fund organization.

ATTACHMENT 10 (Investment in Mainland China as of March 31, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Investment Flows
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital (Note 1)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2008 (Note 1)	Outflow	Inflow	Accumulated Outflow of Investment from Taiwan as of March 31, 2008 (Note 1)		Percentage of Ownership	Equity in the Earnings	Carrying Value as of March 31, 2008 (Note 1)		Accumulated Inward Remittance of Earnings as of March 31,2008
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	RMB	450,636	(Note 2)	USD20,000 (Note 3)	$—	$—	USD	20,000	33.78%	($29,123) (Note 4)	USD	19,746	$—
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Development & technical design of multimedia		(Note 5)	(Note 5)	—	(Note 5)	—		(Note 5)	—	—		—	—
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Development & design of computer software		(Note 5)	(Note 5)	—	(Note 5)	—		(Note 5)	—	—		—	—
TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD.	Development & technical design of multimedia		(Note 5)	(Note 5)	—	(Note 5)	—		(Note 5)	—	—		—	—
RE BO CULTURE BROADCASTING LTD.(BEIJING)	TV program producing, Advertisement, Added value service		(Note 6)	(Note 6)	—	(Note 6)	—		(Note 6)	—	—		—	—

Accumulated Investment in Mainland China as of March 31, 2008	Investment Amounts Authorized by Investment Commission, MOEA (Note 1)		Upper Limit on Investment
USD 20,000	USD	$25,122	$46,332,247
(Note 5, 6)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	The Company invests in UNIMICRON HOLDING LIMITED (Samoa), which has investments in Mainland China.
Note 3:	The Company initially accounted for its investment in UNIMICRON HOLDING LIMITED (Samoa) as a prepaid long-term investment. In January 2008 UNIMICRON HOLDING LIMITED (Samoa) completed its increase in the capital, and the Company now accounts it under the equity method. However, outflow of investment capital from Taiwan to UNIMICRON TECHNOLOGY (SUZHOU) CORP. was as of the end of 2007.
Note 4:	Investment loss is recognized at investee company’s report reviewed by accountant during the same period.
Note 5:	TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via holding preferred shares issued by Touch Media International Holdings (Cayman) (Touch Media).

Due to TLC only holds preferred shares and do not have significant influence on Touch Media, the detail information of investments that Touch Media made in Mainland China were not available on a timely basis. As of March 31, 2008, TLC had wired USD 5,000 thousand to Touch Media for the stated investment.

Note 6:	TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via investing in Zebra Media Inc. (Cayman) (Zebra) by its investee company, CTC Capital Partners I, L.P. (Cayman) (CTC).

Due to CTC only holds preferred shares and do not have significant influence on Zebra, the detail information of investments that Zebra made in Mainland China were not available on a timely basis. As of March 31, 2008, CTC had wired USD 122 thousand to Zebra for the stated investment.

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2008

Address:     No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheet of United Microelectronics Corporation and subsidiaries (the “Company”) as of March 31, 2008, and the related statement of income and cash flows for the three-month period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our review. As described in Note 3(8) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of March 31, 2008 of the investees, which were reviewed by the other auditors. Our review insofar as it relates to the investment loss amounted to NT$45 million for the three-month period ended March 31, 2008, and the related long-term investment balance of NT$4,255 million as of March 31, 2008, is based solely on the reports of the other auditors.

We conducted our review in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of the other auditors, we are not aware of any material modifications or adjustments that should have been made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standards, Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, and accounting principles generally accepted in the Republic of China.

As described in Note 2 to the consolidated financial statements, effective January 1, 2008, the Company adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized share-based employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.

April 21, 2008

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited consolidated financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

March 31, 2008

(Expressed in Thousands of New Taiwan Dollars)

	Notes	As of March 31, 2008

Assets
Current assets
Cash and cash equivalents	3(1)	$41,097,714
Financial assets at fair value through profit or loss, current	3(2)	4,299,487
Notes receivable		20,241
Accounts receivable, net	3(3)	13,109,505
Accounts receivable - related parties, net	4	437,945
Other receivables		468,212
Inventories, net	3(4)	11,564,132
Prepaid expenses		860,397
Deferred income tax assets, current		1,280,454

Total current assets		73,138,087

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(5)	48,834
Available-for-sale financial assets, noncurrent	3(6), 3(11)	42,227,377
Financial assets measured at cost, noncurrent	3(7), 3(11)	8,349,605
Long-term investments accounted for under the equity method	3(8)	9,282,436

Total funds and investments		59,908,252

Property, plant and equipment	3(9), 6
Land		2,087,561
Buildings		22,783,227
Machinery and equipment		444,398,648
Transportation equipment		84,531
Furniture and fixtures		3,467,511
Leasehold improvements		40,088

Total cost		472,861,566
Less : Accumulated depreciation		(355,516,829)
Add : Construction in progress and prepayments		10,213,997

Property, plant and equipment, net		127,558,734

Intangible assets
Goodwill		3,498,687
Other intangible assets		305

Total intangible assets		3,498,992

Other assets
Deferred charges		1,357,180
Deferred income tax assets, noncurrent		3,432,964
Other assets - others	3(10), 5	2,129,278

Total other assets		6,919,422

Total assets		$271,023,487

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	3(12)	$743,883
Financial liabilities at fair value through profit or loss, current	3(13)	170,638
Accounts payable		5,229,501
Income tax payable		1,348,366
Accrued expenses		7,463,530
Payable on equipment		2,868,930
Current portion of long-term liabilities	3(14)	10,499,910
Other current liabilities	1, 2, 3(18)	598,500

Total current liabilities		28,923,258

Long-term liabilities
Bonds payable	3(14)	7,495,575

Total long-term liabilities		7,495,575

Other liabilities
Accrued pension liabilities		3,185,757
Deposits-in		12,556
Deferred income tax liabilities, noncurrent		13,696
Other liabilities - others		446,889

Total other liabilities		3,658,898

Total liabilities		40,077,731

Capital	3(15), 3(16)
Common stock		132,144,949
Additional paid in capital
Premiums		59,435,560
Treasury stock transactions		274
Change in equities of long-term investments		6,714,826
Retained earnings	3(18)
Legal reserve		18,476,942
Special reserve		824,922
Unappropriated earnings		12,555,055
Adjustment items to stockholders’ equity	3(6)
Cumulative translation adjustment		(4,527,769)
Unrealized gain or loss on financial instruments		13,539,721
Treasury stock	3(17)	(15,003,247)

Total stockholders’ equity of parent company		224,161,233

Minority interests		6,784,523

Total stockholders’ equity		230,945,756

Total liabilities and stockholders’ equity		$271,023,487

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

For the three-month period ended March 31, 2008

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

	Notes	For the three-month period ended March 31, 2008

Operating revenues	4
Sales revenues		$25,134,132
Less : Sales returns and discounts		(512,641)

Net Sales		24,621,491
Other operating revenues		518,667

Net operating revenues		25,140,158

Operating costs	1, 2
Cost of goods sold		(21,035,019)
Other operating costs		(314,150)

Operating costs		(21,349,169)

Gross profit		3,790,989
Unrealized intercompany profit		(66,858)
Realized intercompany profit		85,543

Gross profit-net		3,809,674

Operating expenses	1, 2
Sales and marketing expenses		(905,361)
General and administrative expenses		(869,610)
Research and development expenses		(2,065,785)

Subtotal		(3,840,756)

Operating income		(31,082)

Non-operating income
Interest revenue		183,888
Gain on disposal of property, plant and equipment		5,842
Gain on disposal of investments		854,773
Gain on recovery of market value of inventories		1,056
Gain on valuation of financial assets		51,665
Gain on valuation of financial liabilities	3(13)	140,943
Other income		177,307

Subtotal		1,415,474

Non-operating expenses
Interest expense	3(9), 3(12)	(36,758)
Investment loss accounted for under the equity method, net	3(8)	(331,721)
Loss on disposal of property, plant and equipment		(2,640)
Exchange loss, net		(730,338)
Financial expenses		(15,521)
Impairment loss	3(11)	(44,944)
Other losses		(36,595)

Subtotal		(1,198,517)

Income from continuing operations before income tax		185,875
Income tax expense		(92,551)

Net income		$93,324

Attributable to:
Shareholders of the parent		$205,828
Minority interests		(112,504)

Net income		$93,324

		Pre-tax	Post-tax
Earnings per share-basic (NTD)	3(19)
Net income attributable to shareholders of the parent		$0.03	$0.02

Earnings per share-diluted (NTD)	3(19)
Net income attributable to shareholders of the parent		$0.01	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2008

(Expressed in Thousands of New Taiwan Dollars)

For the three-month period ended March 31, 2008

Cash flows from operating activities:
Net income attributable to shareholders of the parent	$205,828
Net loss attributable to minority interests	(112,504)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,514,057
Amortization	383,903
Bad debt expenses	1,367
Gain on recovery in market value and obsolescence of inventories	(1,056)
Cash dividends received under the equity method	134,924
Investment loss accounted for under the equity method	331,721
Gain on valuation of financial assets and liabilities	(192,608)
Impairment loss	44,944
Gain on disposal of investments	(854,773)
Gain on disposal of property, plant and equipment	(3,202)
Amortization of bond discounts	6,205
Exchange gain on financial assets and liabilities	(60,765)
Exchange gain on long-term liabilities	(177,917)
Amortization of deferred income	(37,870)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	537,878
Notes and accounts receivable	1,311,521
Other receivables	38,947
Inventories	141,668
Prepaid expenses	(207,513)
Deferred income tax assets	(183,291)
Accounts payable	14,341
Income tax payable	55,107
Accrued expenses	(438,654)
Other current liabilities	(42,240)
Accrued pension liabilities	14,604
Capacity deposits	(4,447)
Other liabilities - others	(8,389)

Net cash provided by operating activities	10,411,786

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	(148,015)
Proceeds from disposal of available-for-sale financial assets	1,254,145
Acquisition of financial assets measured at cost	(275,520)
Proceeds from disposal of financial assets measured at cost	63,030
Acquisition of long-term investments accounted for under the equity method	(11,833)
Proceeds from disposal of long-term investments accounted for under the equity method	535
Proceeds from capital reduction and liquidation of investments	57,666
Acquisition of property, plant and equipment	(5,741,629)
Proceeds from disposal of property, plant and equipment	5,315
Increase in deferred charges	(342,092)
Decrease in other assets - others	8,449

Net cash used in investing activities	(5,129,949)

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2008

(Expressed in Thousands of New Taiwan Dollars)

(continued)

For the three-month period ended March 31, 2008

Cash flows from financing activities:
Increase in short-term loans	$403,550
Redemption of bonds	(12,216,623)
Decrease in deposits-in	(1,817)

Net cash used in financing activities	(11,814,890)

Effect of exchange rate changes on cash and cash equivalents	(47,380)

Decrease in cash and cash equivalents	(6,580,433)
Cash and cash equivalents at beginning of period	47,678,147

Cash and cash equivalents at end of period	$41,097,714

Supplemental disclosures of cash flow information:
Cash paid for interest	$4,116

Cash refunded for income tax	$(27,466)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$2,574,285
Add: Payable at beginning of period	6,036,274
Less: Payable at end of period	(2,868,930)

Cash paid for acquiring property, plant and equipment	$5,741,629

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement. According to this order, the Company is only required to disclose the differences of accounting policies between the latest audited consolidated financial statements and the current ones and to disclose the consolidated entities. The following items can be exempt from disclosures:

i.	History and organization;

ii.	Income tax;

iii.	Pension plan;

iv.	Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.	Attachments pertaining to significant transactions, investments, and investments in Mainland China.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Business Entity Accounting Act and Regulation on Business Entity Accounting Handling with respect to financial accounting standards, the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2007, except those stated below:

(1)	General Description of the Reporting Entities

a.	Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

b.	The consolidated entities are as follows:

As of March 31, 2008

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD.	Consulting and planning for investment in new business	100.00

UMC	UMCI LTD.	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Sales and manufacturing of LCOS	85.24

UMC	UMC JAPAN	Sales and manufacturing of integrated circuits	50.09

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

UMO	UMO (HK) LIMITED	Investment holding	100.00

(2)	Employee Stock Option Plan

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation interpretations No. 92-070 through 072. For stock options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.”

(3)	Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

In accordance with Accounting Research and Development Foundation interpretation No. 96-052 effective January 1, 2008, share-based employee bonuses and remunerations paid to directors and supervisors are accounted for as expenses and charged to current income at fair value rather than as a reduction of retained earnings.

2.	ACCOUNTING CHANGES

(1)	Employee Stock Options

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-Based Payment” to account for share-based payments. This change in accounting principles had no effect on consolidated net income or on consolidated earnings per share for the three-month period ended March 31, 2008.

(2)	Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

Effective January 1, 2008, the Company adopted Accounting Research and Development Foundation interpretation No. 96-052 to account for share-based employee bonuses and remunerations paid to directors and supervisors. The adoption resulted in an unfavorable effect on consolidated net income in the amount of NT$54 million, thereby reducing consolidated earnings per share by NT$0.004 for the three-month period ended March 31, 2008.

3. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

As of March 31, 2008
Cash:
Cash on hand	$2,957
Checking and savings accounts	6,710,429
Time deposits	28,568,639

Subtotal	35,282,025

Cash equivalents:	5,815,689

Total	$41,097,714

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

As of March 31, 2008
Held for trading
Listed stocks	$4,180,169
Open-end fund	3,960
Forward contract	115,358

Total	$4,299,487

During the three-month period ended March 31, 2008, net gain of financial assets at fair value through profit or loss, current, was NT$75 million.

(3)	ACCOUNTS RECEIVABLE, NET

As of March 31, 2008
Accounts receivable	$14,183,217
Less: Allowance for sales returns and discounts	(1,070,093)
Less: Allowance for doubtful accounts	(3,619)

Net	$13,109,505

(4)	INVENTORIES, NET

As of March 31, 2008
Raw materials	$1,158,136
Supplies and spare parts	2,253,646
Work in process	8,088,168
Finished goods	905,326

Total	12,405,276
Less : Allowance for loss on decline in market value and obsolescence	(841,144)

Net	$11,564,132

Inventories were not pledged.

(5)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

As of March 31, 2008
Convertible bonds	$48,834

During the three-month period ended March 31, 2008, net gain of financial assets at fair value through profit or loss, noncurrent, was NT$1 million.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

As of March 31, 2008
Common stock	$41,977,360
Depositary receipts	121,375
Funds	128,642

Total	$42,227,377

During the three-month period ended March 31, 2008, the total unrealized loss adjustment to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets was NT$7,504 million. The Company recognized a net gain of NT$821 million due to the disposal of available-for-sale assets during the three-month period ended March 31, 2008. Among the available-for-sale assets, five million shares of EPITECH TECHNOLOGY CORP. (EPITECH) were acquired on March 1, 2007 through the exchange of HIGHLINK TECHNOLOGY CORP. (HIGHLINK) shares, which were previously obtained by the Company through private placement since February 2006. On March 1, 2007, HIGHLINK was merged into EPISTAR CORP. The Company’s holding of EPISTAR CORP. is classified as available-for-sale. Additionally, the Company acquired 5.5 million shares of Simplo Technology Co., LTD were acquired through private placement in July 2006. The exchanges of these shares listed above are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law.

(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of March 31, 2008
Common stock	$5,323,702
Preferred stock	2,336,647
Convertible bond	15,352
Funds	673,904

Total	$8,349,605

The Company acquired 0.074 million shares of Ralink Technology Corp. through private placement in July 2007, 4 million shares of INPAQ Technology Co., LTD through private placement in November 2007, and 4.6 million shares of First International Telecom Corp. through private placement in March 2008. The exchanges of these shares listed above are restricted by the provision in Article 43 paragraph 8 of the Securities and Exchange Law.

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of March 31, 2008
Investee Company	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note A)	$127,379	49.99
MTIC HOLDING PTE LTD.	79,954	49.94
UWAVE TECHNOLOGY CORP. (UWAVE) (Note B)	—	48.64
YUNG LI INVESTMENTS, INC.	269,293	45.16
MEGA MISSION LIMITED PARTENRSHIP	1,950,952	45.00
SMEDIA TECHNOLOGY CORP.	165,517	44.86

	As of March 31, 2008
Investee Company	Amount	Percentage of Ownership or Voting Rights
ACHIEVE MADE INTERNATIONAL LTD.	22,085	43.29
UNITECH CAPITAL INC.	799,226	42.00
ANOTO TAIWAN CORP.	21,958	39.20
AEVOE INTERNATIONAL LTD.	12,870	38.62
HSUN CHIEH INVESTMENT CO., LTD.	3,659,311	36.49
UC FUND II	128,667	35.45
WALTOP INTERNATIONAL CORP.	158,569	34.79
NEXPOWER TECHNOLOGY CORP.	770,726	34.55
UNIMICRON HOLDING LIMITED	595,793	33.78
CRYSTAL MEDIA INC.	43,451	32.87
CTC CAPITAL PARTNERS I, L.P.	136,930	32.11
XGI TECHNOLOGY INC.	33,491	31.49
ALLIANCE OPTOTEK CORP.	72,139	27.76
AMIC TECHNOLOGY CORP.	88,536	25.90
HIGH POWER LIGHTING CORP.	43,931	23.00
MOBILE DEVICES INC.	48,268	21.51
TRANSLINK CAPITAL PARTNERS I L.P. (TRANSLINK)(Note C)	53,390	18.05

Total	$9,282,436

Note A :	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2008.

Note B :	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of March 31, 2008.

Note C :	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

b.	Total loss arising from investments accounted for under the equity method, based on the reviewed financial statements of the investees, was NT$ 332 million for the three-month period ended March 31, 2008. Investment loss amounted to NT$45 million for the three-month period ended March 31, 2008, and the related long-term investment balance of NT$4,255 million as of March 31, 2008, was determined based on the investees’ financial statements reviewed by the other auditors.

c.	The long-term equity investments were not pledged.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2008
	Cost	Accumulated Depreciation	Book Value
Land	$2,087,561	$—	$2,087,561
Buildings	22,783,227	(8,368,608)	14,414,619
Machinery and equipment	444,398,648	(344,407,903)	99,990,745
Transportation equipment	84,531	(66,684)	17,847
Furniture and fixtures	3,467,511	(2,635,177)	832,334
Leasehold improvement	40,088	(38,457)	1,631
Construction in progress and prepayments	10,213,997	—	10,213,997

Total	$483,075,563	$(355,516,829)	$127,558,734

a.	Total interest expense before capitalization amounted to NT$50 million for the three-month period ended March 31, 2008.

Details of capitalized interest are as follows:

For the three-month period ended March 31, 2008
Machinery and equipment	$10,279
Other property, plant and equipment	3,018

Total interest capitalized	$13,297

Interest rates applied	0.68%~0.91%

b.	Property, plant and equipment were not pledged.

(10)	OTHER ASSETS - OTHERS

As of March 31, 2008
Leased assets	$1,191,301
Deposits-out	745,254
Others	192,723

Total	$2,129,278

Please refer to Note 5 for deposits-out pledged as collateral.

(11)	IMPAIRMENT

For the three-month period ended March 31, 2008
Available for sale financial assets, noncurrent	$23,655
Financial assets measured at cost, noncurrent	21,289

Total	$44,944

(12)	SHORT-TERM LOANS

As of March 31, 2008
Unsecured bank loans	$743,883

Interest rates	2.88%~3.51%

The Company’s unused short-term lines of credits amounted to NT$14,137 million as of March 31, 2008.

(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

As of March 31, 2008
Interest rate swaps	$170,638

During the three-month period ended March 31, 2008, net gain arising from financial liabilities at fair value through profit or loss, current was NT$141 million.

(14)	BONDS PAYABLE

As of March 31, 2008
Domestic unsecured bonds:
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	$3,000,000
Issued in May ~ June 2003 and due on May ~ June 2008, 4.0% minus USD 12-Month LIBOR interest payable annually	7,500,000
Issued in May ~ June 2003 and due on May ~ June 2010, 4.3% minus USD 12-Month LIBOR interest payable annually	7,500,000
Discounts on convertible bonds	(4,515)

Subtotal	17,995,485
Less: Current portion	(10,499,910)

Net	$7,495,575

a.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully redeemed.

b.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

c.	On October 5, 2005, the Company issued zero coupon convertible bonds on the Luxembourg Stock Exchange. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially ceased to be listed or admitted for trading on the NYSE or the TSE, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a significant change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$4.253 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption at maturity date

At the maturity date of February 15, 2008, the Company had redeemed the bonds at 100%.

d.	Repayments of the above-mentioned bonds in the future years are as follows:

Bonds repayable in	Amount
2008(2nd quarter and thereafter)	$10,500,000
2009	—
2010	7,500,000

Total	$18,000,000

(15)	CAPITAL STOCK

a.	The Company had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of March 31, 2008, each at a par value of NT$10.

b.	The Company had issued a total of 1,098 million ADSs, which were traded on the NYSE as of March 31, 2008. The total number of common shares of the Company represented by all issued ADSs was 220 million shares as of March 31, 2008. One ADS represents five common shares.

(16)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, the Company was approved by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the grant date. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the grant date. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercisable number of options (Note)	Exercise price (NTD) (Note)
October 7, 2002	939,000	397,997	277,470	$22.52
January 3, 2003	61,000	41,191	28,717	$25.39
November 26, 2003	57,330	42,257	29,460	$35.43
March 23, 2004	33,330	19,120	13,330	$32.85
July 1, 2004	56,590	40,343	28,126	$29.69
October 13, 2004	20,200	9,901	6,902	$25.53
April 29, 2005	23,460	12,738	8,881	$23.52
August 16, 2005	54,350	35,314	24,619	$30.98
September 29, 2005	51,990	42,043	29,311	$28.27
January 4, 2006	39,290	22,157	15,447	$24.36
May 22, 2006	42,058	31,642	22,060	$26.48
August 24, 2006	28,140	20,540	14,320	$25.32
December 13,2007	500,000	491,578	491,578	$18.95

Total	1,906,738	1,206,821	990,221

Note:	The employee stock options granted prior to August 7, 2007, effective date of capital reduction, are adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

A summary of the equity-settled share-based payment transactions, and related information for the three-month period ended March 31, 2008 is as follows:

(1)

	For the three-month period ended March 31, 2008
	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	1,287,407	1,048,832	$22.14
Granted	—	—	$—
Exercised	—	—	$—
Forfeited	(80,586)	(58,611)	$22.40

Outstanding at end of period	1,206,821	990,221	$22.13

Exercisable at end of period	590,097	411,396	$24.46

Weighted-average fair value of options granted during the period	$—

(2)	The information of the equity-settled share-based payment transactions as of March 31, 2008, is as follows:

	Range of Exercise Price	Outstanding Stock Options				Exercisable Stock Options
Authorization Date		Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2002.09.11	$22.52~$25.39	439,188	306,187	0.54	$22.79	438,944	306,017	$22.79
2003.10.08	$29.69~$35.43	101,720	70,916	1.95	$32.67	91,492	63,785	$32.98
2004.09.30	$23.52~$30.98	99,996	69,713	3.30	$28.35	49,694	34,645	$28.41
2005.12.22	$24.36~$26.48	74,339	51,827	4.10	$25.53	9,967	6,949	$24.36
2007.10.09	$18.95	491,578	491,578	5.70	$18.95	—	—	$—

		1,206,821	990,221	3.58	$22.13	590,097	411,396	$24.46

The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Effective January 1, 2008, the Company adopted ROC SFAS No. 39 “Accounting for Share-Based Payment,” which requires stock options to be recognized as compensation costs at fair value. Compensation costs for the three-month period ended March 31, 2008 was NT$0.

The pro forma net income and earnings per share resulted from the adoption of using the fair value method on the options granted before the effective date of ROC SFAS No. 39 “Accounting for Share-Based Payment” are as follows:

	For the three-month period ended March 31, 2008
	Basic earnings per share	Diluted earnings per share
Net Income	$205,828	$75,918
Earnings per share (NTD)	$0.02	$0.01
Pro forma net income	$(36,441)	$(166,351)
Pro forma earnings per share (NTD)	$(0.003)	$(0.01)

The fair value of the options granted was estimated at the grant date using the Black-Scholes options pricing model with the following weighted-average assumptions for the three-month period ended March 31, 2008.

For the three-month period ended March 31, 2008
Expected dividend yields	1.37%~1.71%
Volatility factors of the expected market price	36.29%~49.10%
Risk-free interest rate	1.85%~2.85%
Weighted-average expected life of the options (year)	4~5

(17)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the three-month period ended March 31, 2008. Details of the treasury stock transactions are as follows:

For the three-month period ended March 31, 2008

(In thousands of shares)

Purpose	As of January 1, 2008	Increase	Decrease	As of March 31, 2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	—	348,583

Total shares	704,299	—	—	704,299

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stocks, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2008, was 1,321 million shares, while the ceiling amount was NT$79,465 million.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of March 31, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of UMC’s stock, with a book value of NT$ 18.70 per share. The closing price on March 31, 2008 was NT$18.70.

(18)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

During the three-month period ended March 31, 2008, the amounts of the employee bonuses and remunerations to directors and supervisors were estimated at NT$84 million and NT$1 million, respectively. The board of directors estimated the amount by taking into consideration the Company’s Articles of Incorporation, government regulations and industrial average. Estimated employee bonuses and remunerations to directors and supervisors were charged to current income. If the board modifies the estimates significantly in the subsequent periods during the year, the Company will recognize the change as an adjustment to current income in the period the modification is made. Moreover, if the amounts were modified by the shareholders’ meeting of the following year, the adjustment will be regarded as a change of accounting estimate and will be reflected in the consolidated statement of income in the following year.

The appropriation of 2007 retained earnings has not yet been approved by the shareholder’s meeting as of the reporting date. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the Taiwan Stock Exchange website.

The distribution of retained earnings for the year 2007 was recommended by the board of directors on March 17, 2008. Details of the distribution are as follows:

2007 (as recommended by the board of directors)
Cash Dividend	$0.75 per share
Stock Dividend	0.08 per share
Employees’ bonuses – Cash Dividend (NTD thousands)	286,541
Employees’ bonuses – Stock Dividend (NTD thousands)	1,146,166
Directors’ and Supervisors’ remunerations (NTD thousands)	11,939

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that are accounted for as deductions to stockholders’ equity, such as unrealized loss on long-term investment and cumulative translation adjustments. When the deductions to stockholders’ equity are reversed, the set-aside special reserve can be distributed.

(19)	EARNINGS PER SHARE

a.	The Company had both zero coupon convertible bonds and employee stock options outstanding during the three-month period ended March 31, 2008. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the three-month period ended March 31, 2008, are disclosed as follows:

	For the three-month period ended March 31, 2008
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income available to common stock shareholders	$315,771	$205,828	12,494,810	$0.03	$0.02

Effect of dilutive equivalent shares
Employee stock options	$(173,214)	$(129,910)	226,658
Earning per share-diluted:
Income available to common stock shareholders	$142,557	$75,918	12,721,468	$0.01	$0.01

The employee stock options were not dilutive when calculating the diluted earning per share for the three-month period ended March 31, 2008; therefore, they were not included in the diluted earning per share calculation.

4.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC. (Liquidation finished on March 17, 2008)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the three-month period ended March 31, 2008
	Amount	Percentage
SILICON	$499,627	2
Others	195,257	1

Total	$694,884	3

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Accounts receivable

	As of March 31, 2008
	Amount	Percentage
SILICON	$379,872	2
Others	123,968	1

Total	503,840	3
Less: Allowance for sales returns and discounts	(65,895)	—

Net	$437,945	3

5.	ASSETS PLEDGED AS COLLATERAL

As of March 31, 2008

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,213	Customs	Customs duty guarantee

6.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$8.5 billion. Royalties and development fees payable in future years are NT$3.5 billion as of March 31, 2008.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of March 31, 2008, these construction contracts have amounted to approximately NT$3 billion and the unpaid portion of the contracts was approximately NT$1 billion.

(3)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2008 (2nd quarter and thereafter)	$222,210
2009	275,791
2010	261,720
2011	253,713
2012	243,441
2013 and thereafter	1,911,960

Total	$3,168,835

(4)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; the Company would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Court Prosecutor’s Office filed an appeal, which is currently under trial.

On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by the Company. The Company had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against the Company on August 10, 2007.

7.	SIGNIFICANT DISASTER LOSS

None.

8.	SIGNIFICANT SUBSEQUENT EVENT

None.

9.	OTHERS

(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

The Company also enters into derivative transactions, including interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, short-term loans and bonds.

(2)	Information of financial instruments

a.	Fair value of financial instruments

	As of March 31, 2008
Financial Assets	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$41,097,714	$41,097,714
Financial assets at fair value through profit or loss, current	4,184,129	4,184,129
Notes and accounts receivable	14,035,903	14,035,903
Financial assets at fair value through profit or loss, noncurrent	48,834	48,834
Available-for-sale financial assets, noncurrent	42,227,377	42,227,377
Financial assets measured at cost, noncurrent	8,349,605	—
Long-term investments accounted for under the equity method	9,282,436	8,991,133
Deposits-out	745,254	745,254
Derivative
Forward contract	$115,358	$115,358

Financial Liability
Non-derivative
Short-term loans	$743,883	$743,883
Payables	16,910,327	16,910,327
Bonds payable (current portion included)	17,995,485	17,503,005
Derivative
Interest rate swaps	$170,638	$170,638

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of long-term investments accounted for under equity method is based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost is unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	As of March 31, 2008
	Active Market Quotation	Valuation Technique
Non-derivative Financial Instruments

Financial assets
Financial assets at fair value through profit or loss, current	$4,184,129	$—
Financial assets at fair value through profit or loss, noncurrent	48,834	—
Available-for-sale financial assets, noncurrent	40,981,922	1,245,455
Long-term investments accounted for under the equity method	—	8,991,133
Financial liabilities
Short-term loans	—	743,883
Bonds payable (current portion included)	17,503,005	—

Derivative Financial Instruments
Financial assets
Forward contract	$—	$115,358
Financial liabilities
Interest rate swaps	—	170,638

d.	The Company recognized a net gain of NT$813 million from financial liabilities at fair value through profit or loss for the three-month period ended March 31, 2008.

e.	The Company’s financial liabilities with cash flow interest rate risk exposure was NT$171 million as of March 31, 2008.

f.	During the three-month period ended March 31, 2008, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss was NT$184 million, while interest expense for the three-month period ended March 31, 2008 was NT$50 million.

(3)	The Company entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2008, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company are summarized as follows:

As of March 31, 2008

Type	Notional Amount	Contract Period
Forward contracts	Sell US$348 million	Feb 21, 2008 to May 6, 2008

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	Presentation of derivative financial instruments on the financial statements

As of March 31, 2008, the Company’s interest rate swap agreements were classified as current liabilities amounted to NT$171 million. The related valuation gain of NT$148 million was recorded under non-operating revenue for the three-month period ended March 31, 2008.

As of March 31, 2008, the forward contracts that were classified as current assets amounted to the NT$115 million and the related valuation gain of NT$665 million was recorded under non-operating revenue for the three-month period ended March 31, 2008.

(6)	Significant intercompany transactions among consolidated entities for the three-month period ended March 31, 2008 are disclosed in Attachment 1.

(7)	Details of subsidiaries that hold UMC’s stock are as follows:

As of March 31, 2008

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	15,386	$287,725	Long-term investment

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

For the three-month period ended March 31, 2008

				Transactions
No. (Note 1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,099,240	Net 60 days	56%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,772,020	—	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	2,739,063	Net 60 days	11%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,788,979	—	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	441,389	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	254,554	—	—

Note 1: UMC and its subsidiaries are coded as follows:

     1. UMC is coded “0”.

     2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2: Transactions are categorized as follows:

     1. The holding company to subsidiary.

     2. Subsidiary to holding company.

     3. Subsidiary to subsidiary.

Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

     For profit or loss items, cumulative balances are used as basis.